Exhibit (m)(3)
DISTRIBUTION PLAN
OF NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
SCHEDULE A

PORTFOLIOS	DATE MADE A PARTY TO THE PLAN

International Portfolio	May 1, 2002
Guardian Portfolio (Class S)	May 1, 2002
Fasciano Portfolio	May 1, 2002
Focus Portfolio	May 1, 2002
Real Estate Portfolio	November 1, 2002
Mid-Cap Growth Portfolio	January 1, 2003
High Income Bond Portfolio	June 10, 2004

DATED: June 10, 2004

PLAN PURSUANT TO 12B-1
OF NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
SCHEDULE B

Fee (as a Percentage of Average
PORTFOLIOS	DAILY NET ASSETS OF CLASS)

International Portfolio	0.25%
Guardian Portfolio (Class S)	0.25%
Fasciano Portfolio	0.25%
Focus Portfolio	0.25%
Real Estate Portfolio	0.25%
Mid-Cap Growth Portfolio (Class S)	0.25%
High Income Bond Portfolio	0.25%

DATED: June 10, 2004